Nsightify

PROFIT AND LOSS

January - December 2019

	TOTAL
Income	
Sales of Product Income	2,184.45
Total Income	**$2,184.45**
GROSS PROFIT	**$2,184.45**
Expenses	
Advertising & Marketing	14,719.35
Bank Charges & Fees	660.03
Car & Truck	67.10
Contractors	500.00
Depreciation Expense	12,961.00
Dues & subscriptions	
Software Subscriptions	1,247.92
Total Dues & subscriptions	**1,247.92**
Hosting	1,019.90
Legal & Professional Services	934.10
Meals & Entertainment	584.46
Office Supplies & Software	198.95
Other Business Expenses	0.00
Rent & Lease	3,880.97
Software Development	0.00
Travel	3.60
Total Expenses	**$36,777.38**
NET OPERATING INCOME	**$ -34,592.93**
NET INCOME	**$ -34,592.93**